SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CAMINUS CORPORATION

(Name of Subject Company)

Caminus Corporation

(Name of Person(s) Filing Statement)

Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

133766 10 5

(CUSIP Number of Class of Securities)

William P. Lyons President and Chief Executive Officer

Caminus Corporation

825 Third Avenue

New York, New York 10022

Tel: (212) 515-3600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Anthony T. Iler, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

Tel: (310) 277-1010

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.     ☐

Introduction

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Caminus Corporation, a Delaware corporation, (the “Company”) with the Securities and Exchange Commission (the “SEC”) on January 29, 2003, Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 7, 2003 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 20, 2003 (collectively, the “Schedule 14D-9”) relating to an offer by Rapid Resources Inc., a Delaware corporation and wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8 is hereby amended and supplemented by adding the following paragraph at the end of Item 8 under a new heading “Extension of the Offer”:

On February 26, 2003, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(C), announcing the extension of the Offer until 12:00 midnight, New York City time, on Monday, March 24, 2003. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 26, 2003.

Item 9.    Exhibits.

Item 9 is amended and supplemented by adding the following exhibit:

Exhibit No.                                                                                  Description

(a)(5)(C)        Press Release, dated February 26, 2003, entitled “SunGard Extends Tender Offer for Shares of Caminus Corporation”

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2003

CAMINUS CORPORATION

By:	/S/ WILLIAM P. LYONS
Name: William P. Lyons Title: President and Chief Executive Officer